Room 4561

July 19, 2007

Steven D. Pellizzer
Chief Financial Officer
Cybersource Corporation
1295 Charleston Road
Mountain View, California 94043

Re: Cybersource Corporation
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 13, 2007
        File No. 000-26477

Dear Mr. Pellizzer:

        We have completed our review of your Form 10-K and the related filings, and do not, at this time, have any further comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief